SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of February 2005

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.               Nokia Press Release, February 7, 2005:

“Nokia Venture Partners Becomes Bluerun Ventures; Announces 1st Closing Of $350 Million Fund”

2.               Nokia Press Release, February 14, 2005:

“Nokia projects total 3G/WCDMA subscribers to rocket to 70 million by end 2005”

3.               Nokia Press Release, February 23, 2005:
“ Nokia celebrates 20th anniversary in China, world’s largest phone market”

PRESS RELEASE

7 February 2005

Nokia Venture Partners Becomes Bluerun Ventures; Announces 1st Closing Of $350 Million Fund

Firm targets growth markets of IT, mobile and consumer electronics and features blue-chip investor Nokia

Menlo Park, CA – BlueRun Ventures (www.brv.com) today announced the first close of a third venture fund focused on early stage companies in the IT, mobile, and consumer electronics markets. Formerly known as Nokia Venture Partners, BlueRun Ventures will continue its close relationship with Nokia Corp., which continues as limited partner (LP) backing the new fund and is joined by world-class institutional investors. A second closing is anticipated in the first half of 2005.

Targeted to reach $350 million by mid-year 2005, the new fund brings the total amount under BlueRun Ventures management to $1 billion. Like its predecessors, the new fund provides start-ups with the capital, contacts, and guidance necessary to leapfrog rivals and reshape their markets. BlueRun Ventures’ proven approach is to invest globally as a single fund in best of breed technologies, and teams with the drive and ability to build leading global companies. Over the seven-year history of the firm, BlueRun Ventures has built a global platform, with offices throughout North America, Europe, and Asia, that has enabled successful global market leaders to emerge. As an early stage fund, BlueRun Ventures will invest mostly in Series A and B financing, with an initial investment ranging from $2 to $8 million.

“While branded as Nokia Venture Partners, we helped to build emerging market leaders such as Airgo, Bitfone, Cornice, PayPal, Wavemarket and WiderThan,” said John Malloy, Managing Partner for BlueRun Ventures. “Besides great innovation and entrepreneurial leadership, all of those companies had the drive to become global leaders in their respective markets.  It has become increasingly clear to our firm that start-ups need specialized resources and expertise to compete on a global scale earlier than in the past.  This need is particularly acute in the three high-growth markets we target – IT, mobile, and consumer technologies.”

 “The global technology market is gearing up for several exciting years,” Malloy continued. “The pace of innovation is only accelerating and distributing globally.  We look forward to helping passionate entrepreneurs build global leaders in 2005 and beyond.”

About BlueRun Ventures

Launched in 1998 as Nokia Venture Partners, BlueRun Ventures is a leading early stage venture capital fund. BlueRun Ventures’ proven approach is to invest globally as a single fund in best of breed technologies, and teams with the drive and ability to build leading global companies. BlueRun Ventures is headquartered in Menlo Park, California, with offices in Helsinki, Herzelia (Israel), London, New Delhi, Seoul, Shanghai, Tokyo, and Washington, D.C. For more information, visit www.brv.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 36117 and +358 7180 34900

www.nokia.com

Valerie Christopherson

Bock Communications, Inc.

+1 714 540 1030 ext. 17

vchristopherson@bockpr.com

Gina Bauman

BlueRun Ventures

+1 650 462 7255

gbauman@brv.com

PRESS RELEASE

February 14, 2005

Nokia projects total 3G/WCDMA subscribers to rocket to 70 million by end 2005

Company sees 2005 as big year for music in mobile devices and operator customization

Cannes, France - At the 3GSM World Congress in Cannes, Nokia cites mobile music, operator customization and further growth in 3G as three main drivers for the industry in 2005. The company’s top management also demonstrates the overriding importance of mobility as a global technology and lifestyle influence.

A blurring of industry boundaries is bringing new mobile devices, services and ways of using mobile devices both socially and professionally. This is already clear from the phenomenal success of camera phones as well as the growing use of smartphones for computer-like applications such as, email, web browsing and music downloading. After exceeding 20 million units in 2004, Nokia expects the global smartphone market to exceed 50 million units in 2005.

Music the next big thing in mobile multimedia

“Music is the next big thing in mobile multimedia, says Anssi Vanjoki, Executive Vice President and General Manager, Multimedia, “and we see 2005 as the year when music really goes mobile. Already in 2004, we sold 10 million phones with integrated music players. This year, more than half of our new Nokia phone models are expected to have music functionality.”

In order to bring the best mobile music experience possible to consumers, Nokia and Loudeye Corp. together announced the industry’s most comprehensive mobile music solution for operators. Nokia also announced an unparalleled collaboration with Microsoft, which will make it easier for consumers to enjoy their digital music whenever and wherever they want, without having to worry about digital file formats.

Widespread commercialization of 3G/WCDMA in 2005

“We expect to see the widespread commercialization of 3G/WCDMA networks during the year,” says Simon Beresford-Wylie, Executive Vice President & General Manager, Networks, “with more than 100 3G networks opened by the end of 2005. Nokia is also projecting a sharp rise in 3G subscribers, to 70 million by the end of 2005, up from 16 million last year.”

Driving 3G uptake globally, Nokia today launches its Nokia 6680 3G smartphone, with instant communications such as video sharing, XpressPrint™ and always-on email. With increasing demand for new-generation devices and services and more and more users in growth markets gaining access to mobile communications, Nokia estimates the total global mobile subscriber base to reach two billion by the end of 2005 and hit three billion subscriptions by 2010.

The Nokia 6101: expanding nokia’s commitment to operator customization

Nokia also presents customer commitment as a top agenda item at Cannes by focusing on another strong industry trend, the role of customization in mobile devices. On top of an existing range of options, the Nokia 6101 clamshell camera phone, introduced at the event, presents operators with an extended range of software customization options, including operator icons and menus, operator-branded graphics and tones, and branded access to operator services.  Equally important, the Nokia 6101 is the company’s first mobile phone to offer hardware design customization for key operators, which includes exclusive colors, logos, industrial design alterations and product numbers.

“Customization in our mobile infrastructure and mobile devices businesses is an important element in Nokia’s commitment to greater customer satisfaction,” says Olli-Pekka Kallasvuo, Executive Vice President and General

Manager, Mobile Phones. “Of the mobile devices we plan to announce in 2005, approximately 90% will offer a range of customization options.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.  www.nokia.com

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding:  A) the timing of product and solution launches and deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations and targets for our results of operations; E) the outcome of pending and threatened litigation; and F) statements preceded by ‘‘believe,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘foresee’’,”target” or similar expressions are forward-looking statements.  Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:  1) developments in the mobile communications industry and the broader mobility industry, including the development of the mobile software and services market, as well as industry consolidation and other structural changes; 2) timing and success of the introduction and roll out of new products and solutions; 3) demand for and market acceptance of our products and solutions; 4) the impact of changes in technology and the success of our product and solution development; 5) the intensity of competition in the mobility industry and changes in the competitive landscape; 6) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 7) pricing pressures; 8) the availability of new products and services by network operators and other market participants; 9) general economic conditions globally and in our most important markets; 10) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 11) inventory management risks resulting from shifts in market demand; 12) our ability to source quality components without interruption and at acceptable prices; 13) our success in collaboration arrangements relating to technologies, software or new products and solutions; 14) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 15) any disruption to information technology systems and networks that our operations rely on; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 17) developments under large, multi-year contracts or in relation to major customers; 18) the management of our customer financing exposure; 19) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) our ability to implement our new organizational structure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12 to 21 of the company’s Form 20-F for the year ended December 31, 2003 under “Item 3.D Risk Factors.”

Media Enquiries:

Nokia

Communications

Tel.  +358 7180 34900

Please visit the Cannes press pages for Nokia at:

http://www.nokia.com/press/Cannes2005

Related photos in print quality can be found at http://www.nokia.com/press->photos.

Photos from the event can be found at http://www.nokia.com/press-> photos ->events

For broadcast quality videomaterial, log onto www.thenewsmarket.com/nokia to preview and request a video.

PRESS RELEASE

February 23, 2005

Nokia celebrates 20th anniversary in China, world’s largest phone market

Nearly a quarter of new global mobile subscriptions in next five years estimated to be in China

Beijing, China - At a press conference in Beijing today, Nokia marks 20 years in China and reaffirms its strong, long-term commitment to the world’s largest mobile phone market. Since the outset, Nokia has grown its presence in China from an original staff of five in 1985 to more than 4,700 employees, working predominantly in global manufacturing and R&D.

As demonstration of Nokia’s localization strategy in China, the company has also worked to maximize growth and global competitiveness for all parties in the value chain, which has so far contributed to the creation of an estimated 25,000 jobs among the company’s cooperation partners and local sub-contractors and suppliers.

Jorma Ollila, Nokia Chairman and CEO said: “In 2004, Nokia not only retained, but clearly extended, its position as the number one player in the Chinese mobile device market. This is thanks to the strong Nokia brand here, our leading technology and quality products, as well as the recent hard work done in driving the efficiency and reach of our distribution system, particularly in more rural areas.

“It was also an excellent year for exports. We were again ranked the largest telecom exporter in China, a position held since 2000, with our export sales growing 56% year on year in 2004 to reach a record USD 3.3 billion*.”

Strategically, China is very important for Nokia. As the company’s second largest market, China 2004 net sales rose sharply to USD 3.6 billion, representing growth of 44% on the previous year. China also plays a major part in Nokia’s global manufacturing base as a logistics hub and in its global R&D network. During 2005, in meeting growing market demand, Nokia plans to add further capacity to its manufacturing facilities in China, as well as expand its activities in R&D.

Mobile subscriber growth in China is expected to almost double over the next five years, driven by a strong replacement market in urban areas and more and more users in rural China gaining access to mobile communications. Nokia estimates the total global mobile subscriber base, which hit 1.7 billion at the end of last year, to reach three billion by 2010. Of these new subscriptions, nearly one quarter are expected to be in China.

“This represents a tremendous opportunity for Nokia,” said Ollila. “Our aim is to maintain our leading position in China and to continue to grow as the most preferred partner within the Chinese mobile communications industry.

“We target strengthening our market share in China again this year, with growth largely on the strength of ongoing expansion into non-urban areas and our ability to keep coming up with the quality, tailored high-tech products that our Chinese customers want. The expected roll-out of 3G networks and related services also represent an opportunity to improve our position in the Chinese market. During the next three years, I would not be surprised to see China become Nokia’s largest market in net sales terms.”

About Nokia

Nokia is committed to long-term development and preferred partnership in China. With innovative technology, Nokia has continuously strengthened its market position in China as a leading supplier of mobile and broadband network systems and mobile phones.  Nokia is the largest exporter in the Chinese mobile telecommunications industry. China is also an important part of Nokia’s global manufacturing and R&D networks. Nokia has five R&D units, four manufacturing sites and widespread operations in China.  The total number of Nokia employees in China is over 4,700.

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

*2003: EUR 1 = USD 1.2274

  2004: EUR 1 = USD 1.335

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding:  A) the timing of product and solution launches and deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations and targets for our results of operations; E) the outcome of pending and threatened litigation; and F) statements preceded by ‘‘believe,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘foresee’’,”target” or similar expressions are forward-looking statements.  Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:  1) developments in the mobile communications industry and the broader mobility industry, including the development of the mobile software and services market, as well as industry consolidation and other structural changes; 2) timing and success of the introduction and roll out of new products and solutions; 3) demand for and market acceptance of our products and solutions; 4) the impact of changes in technology and the success of our product and solution development; 5) the intensity of competition in the mobility industry and changes in the competitive landscape; 6) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 7) pricing pressures; 8) the availability of new products and services by network operators and other market participants; 9) general economic conditions globally and in our most important markets; 10) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 11) inventory management risks resulting from shifts in market demand; 12) our ability to source quality components without interruption and at acceptable prices; 13) our success in collaboration arrangements relating to technologies, software or new products and solutions; 14) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 15) any disruption to information technology systems and networks that our operations rely on; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 17) developments under large, multi-year contracts or in relation to major customers; 18) the management of our customer financing exposure; 19) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) our ability to implement our new organizational structure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12 to 21 of the company’s Form 20-F for the year ended December 31, 2003 under “Item 3.D Risk Factors.”

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2005	Nokia Corporation

	By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel